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NEWS               |                   RE:       Pudgie's Chicken, Inc.
BULLETIN           |                             333 Earle Ovington Blvd.
                   |                             Suite 604
FROM:              |                             Uniondale, NY 11553
                   |                             Nasdaq: PUDGQ
FRB                |
________________________________________________________________________________

The Financial Relations Board, Inc.

FOR FURTHER INFORMATION:

     AT THE COMPANY:          AT THE FINANCIAL RELATIONS BOARD
     Robert Rattet            Joe Calabrese & Kerry Thalheim
     914-381-7400             212-661-8030


FOR IMMEDIATE RELEASE
September 30, 1996


Uniondale, New York (September 30, 1996) -- Citing the fact that the Company's recent voluntary filing under Chapter 11 of the Bankruptcy Code has altered the Company's business and financial plan, Pudgie's Chicken, Inc. (Nasdaq: PUDGQ) announced today that it is taking important measures to reduce current cash outflow and operating expenses. These measures include the closing of seven unprofitable company-owned stores and the laying off of approximately 90 employees. In addition, Pudgie's is seeking debtor-in-possession financing and exploring the possibility of strategic equity transactions.

Steven Wasserman, Pudgie's President and Chief Executive Officer stated, "Our recent voluntary filing of a Chapter 11 Petition for Reorganization has frustrated our efforts to raise necessary capital. In light of continuing operating losses, Pudgie's has conducted a system-wide review of operations and has decided to close seven unprofitable stores. Our measures to streamline operations will reduce expenses and ease our cash needs."

Pudgie's operates and franchises quick service Pudgie's Famous Chicken restaurants. On September 18, 1996, Pudgie's filed a voluntary petition under Chapter 11 following an adverse arbitration award in a dispute over an area developer of its franchises.